Exhibit 11
Computation of Basic and Diluted Earnings Per Common Share

A. Schulman, Inc.
Computation of Basic and Diluted Earnings Per Common Share.

	Year ended August 31
	2007	2006	2005
	(in thousands except share and per share data)
Net income	$22,619	$32,662	$32,093
Dividends on preferred stock	(53)	(53)	(53)

Net income applicable to common stock	$22,566	$32,609	$32,040

Number of shares on which basic earnings per share is calculated:
Average outstanding during period	27,032,348	29,961,580	30,619,780
Add — Incremental shares under stock compensation plans	337,060	432,630	430,010

Number of shares on which diluted earnings per share is calculated	27,369,408	30,394,210	31,049,790

Basic earnings per share	$0.83	$1.09	$1.05

Diluted earnings per share	$0.82	$1.07	$1.03